Mail Stop 3561

November 27, 2006

Via Fax [303-790-4780] & U.S. Mail

Mr. Trent Carman
Air Methods Corporation
7301 South Peoria
Englewood, Colorado 80112

       Re: **Air Methods Corporation**
              Form 10-K for the year ended December 31, 2005
              Filed March 16, 2006
              File No. 000-16079

Dear Mr. Carman:

       We have reviewed your response letter dated October 31, 2006 as well as the supplemental response dated November 16, 2006 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Item 8 – Financial Statements</u>
<u>Financial statements for the year ended December 31, 2005</u>
<u>Note (1) Summary of significant accounting policies</u>
<u>Revenue recognition and uncollectible receivables, page F-13</u>

1.   Upon review of your response letter dated October 31, 2006 as well as the supplemental information you provided in your letter dated November 16, 2006, we have gained a further understanding of your position with respect to the AICPA's Audit and Accounting Guide for Health Care Organizations. However, it is still unclear to us that your company falls within the scope of this Guide. We noted in your response dated November 16 that a substantial portion of your revenue is derived from transportation related services (based upon the breakdown of revenue that you provided). Notwithstanding your explanation that you have control over the billing and could alter the elements should you choose to do so, it would appear there is a significant transportation element to each of the components (the set base fee and the variable mileage fee). As such, it remains unclear how you can assert that all or substantially all of your revenue is derived from providing health care services.

2.   Although we believe that it is still unclear whether you are within the scope of the Guide, if it was determined that the Guide was applicable, your revenue recognition policy may not be consistent with the guidelines within the Guide. Specifically, the Guide states that service revenue should be recorded net of contractual and other adjustments. In this regard, your community based segment has contracts which make you contractually obligated to pick up and transport a patient despite the fact that, in some cases, you have little or no expectation at the time of being able to collect your fees from that patient. As this appears to be the nature of your business, we believe you are aware of these limitations on collectibility at the initiation of the contract and these limitations are accepted in determining the revenue that will be generated from the contract. These types of contractual adjustments appear similar in nature to other types of contractual adjustments contemplated by the Guide. Therefore, we believe that revenue should be recorded net of these types of uncollectible accounts in a manner similarly used for other contractual adjustments. Please revise your financial statements accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief